October 20, 2010

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Kate Beukenkamp, Staff Attorney

Larry Spirgel, Assistant Director

Re:

Registration Statement on Form S-1

Filed September 16, 2010

File No. 333-169397

Dear Ms. Beukenkamp and Mr. Spirgel:

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, such that it be deemed effective on Friday,
October 22, 2010, at 2:00pm (Eastern  Time), or as soon as practicable thereafter.

On behalf of the Company, I hereby acknowledge that:

a)

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b)

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Beukenkamp and Mr. Spirgel

October 20, 2010

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Please direct any questions or comments regarding the Registration Statement to J. Scott Sitra of Taurus Financial Partners, LLC at (512) 772-1542.

Very truly yours,

/s/ Eric Boyer

Eric Boyer

President and Chief Executive Officer